UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of April 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that the Company entered into a definitive agreement (the “Agreement”) with Teuza – A Fairchild Technology Venture Ltd. (the “Teuza”), an existing shareholder, relating to a private placement of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) on April 3, 2023  , which is part of the private placement fund raising announced by the Company on Form 6-K furnished to the U.S. Securities and Securities Commission on March 13, 2023 (the “Private Placement”). Under the agreements entered into by the Company in connection with the Private Placement in February 2023, the Company raised funds from certain existing Company shareholders (the “Investors”) in a private placement under the following terms:

A. In the first round, the Company issued to the Investors units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one (1) Ordinary Share, and (ii) a warrant to purchase an additional two (2) Ordinary Shares, exercisable through the earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”). Teuza participated in the Initial Offering in the amount of US$150,000.

B. In addition, the Company offered to issue and sell to the Investors additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023.  Following the partial fulfillment of the milestones, the Company initially raised $705,000 in the Follow on Offering. Pursuant to the terms of the Agreement, Teuza has joined this round, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow on Offering, which completes the Follow on Offering.

C. Following the initial closing of the Follow on Offering, the Company offered to issue and sell to the Investors additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain additional milestones (the “Second Level Milestones”). The Final Offering shall be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved. Notwithstanding that the Second Level Milestones have not yet been fulfilled, Teuza waived such condition and pursuant to the terms of the Agreement, invested in this round in the amount of $105,000, resulting in aggregate proceeds to the Company of $105,000 in the Final Offering to date. In addition, the Company received from two other Investors a commitment letter to invest an additional aggregate $600,000 in the Final Offering, if the Second Level Milestones are achieved.

The Company expects to issue to the Investors an aggregate of 14,285,712 Ordinary Shares and warrants to purchase an aggregate 28,571,425 Ordinary Shares in the Initial Offering in respect of the $1.0 million raised, an additional aggregate 14,285,713 Ordinary Shares to the Investors that participated in the Follow on Offering in respect of the $1.0 raised, and an additional 1,500,000 Ordinary Shares to Teuza in respect of the $105,000 raised to date in the Final Offering. If the Second Level Milestones are achieved and an additional $695,000 will be fully raised in the Final Offering, the Company would issue an additional aggregate 9,928,571 Ordinary Shares to such Investors participating in the Final Offering.

The Company expects to use the proceeds from the Private Placement to expand its operations and for general working capital.

The securities offered in the Private Placement have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state or other jurisdiction's securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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